

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2011

Via E-mail
George L. Lindemann
Southern Union Company
5444 Westheimer Rd.
Houston, TX 77056-5306

  Re: Southern Union Company
    Form 10-K
    Filed February 25, 2011
    File No. 1-06407

Dear Mr. Lindemann:

   We have reviewed your response dated August 3, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Note 7. Debt Obligations, page F-25

1. We have reviewed your response to comment four in our letter dated July 7, 2011 and have the following comments:

- We note your statement that a portion of the 2009 term loan refinancing should have been accounted for as a debt extinguishment since certain banks either reduced their commitments or chose not to participate. You do not, however, appear to address whether or not increased commitments from banks should have been recorded as debt extinguishments under ASC paragraphs 470-50-40-6 through -12. Citing the appropriate authoritative accounting guidance, please tell us whether or not such commitment increases should have been accounted for as debt extinguishments.

- Quantify for us (1) the amount of fees paid by you to your creditors or received from your creditors as part of the refinancing, (2) the amount of costs incurred with third parties directly related to the refinancing, and (3) the unamortized amount of debt issuance costs related to your 2009 term loan issuance as of the refinancing date. Clarify how you <u>actually</u> accounted for these fees at the time of and/or subsequent to the refinancing and explain how these fees <u>should</u> have been accounted for under the applicable GAAP. Please also clarify what the $500,000 and $430,000 error amounts specifically represent and how they were calculated.

<u>Note 14. Commitments and Contingencies, page F-49</u>

2. We have reviewed your response to comment seven in our letter dated July 7, 2011. We note that you indicate in your response and on page 26 of your June 30, 2011 Form 10-Q that you do not have any material contingent liabilities "assessed as reasonably possible." We further note your disclosure on page 23 of the Form 10-Q that you do not have any material environmental remediation matters "assessed as reasonably possible." Please clarify what you mean by these statements and how the revised disclosures provided in your most recent Form 10-Q comply with ASC 450-20-50. If these statements are intended to convey that the amount or range of any reasonably possible losses in addition to amounts accrued can be estimated but the amounts are not material on an individual or aggregate basis, please revise your disclosures in future filings to clearly indicate such information. Otherwise, please disclose the amount or range of reasonably possible losses in excess of amounts accrued or disclose that the amount or range of reasonably possible losses cannot be estimated.

3. We have reviewed your response to comment eight in our letter dated July 7, 2011 and note your disclosure on page F-51 of your fiscal 2009 Form 10-K that you believed the outcome of this mercury release lawsuit would "not have a material adverse effect" on your consolidated financial position, results of operations or cash flows. Considering this lawsuit <u>did</u> have a material adverse impact on your financial statements during fiscal 2010, it appears you should have disclosed in your prior filings that you had not accrued any amounts for this matter. In future filings, please ensure that you comply with ASC 450-20-50-1, including clearly disclosing whether amounts have been accrued and, if appropriate, quantifying the amount accrued. We will not object if you disclose the amount accrued on an aggregate basis for all contingencies.

<u>Note 21. Other Income and Expense Items, page F-61</u>

4. We have reviewed your response to comment 11 in our letter dated July 7, 2011. Please note that our prior comment requested information about your standard accounting treatment for <u>all</u> insurance recoveries. Since your response only addressed the specific insurance recoveries disclosed in Note 21, it is unclear to us how you fully responded to our prior comment. Therefore, we reissue our prior comment. Please tell us and consider disclosing in future filings your policies related to accounting for insurance recoveries.

      In particular, tell us when you recognize the recovery of recorded contingent losses and when you record the anticipated recovery of amounts in excess of related contingent losses.

      You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ James Allegretto for

Jennifer Thompson
Accounting Branch Chief